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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                FINAL AMENDMENT

                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 2

                BURLINGTON RESOURCES COAL SEAM GAS ROYALTY TRUST
                           (NAME OF SUBJECT COMPANY)

   SAN JUAN PARTNERS, L.L.C.                          ANDOVER GROUP, INC.
ENCAP ENERGY CAPITAL FUND III, L.P.                  CHARLES T. MCCORD III
ENCAP ENERGY ACQUISITION III-B, INC.          O'SULLIVAN OIL & GAS COMPANY, INC.
      ECIC CORPORATION                               CHRISTOPHER P. SCULLY
   BOCP ENERGY PARTNERS, L.P.                    SCOTT W. SMITH FUNDING, L.L.C.
   FIRST UNION INVESTORS, INC.                          JOHN V. WHITING

                                   (BIDDERS)

                          UNITS OF BENEFICIAL INTEREST
                         (TITLE OF CLASS OF SECURITIES)

                                  122016 10 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                C. N. O'SULLIVAN
                               910 TRAVIS STREET
                                   SUITE 2150
                              HOUSTON, TEXAS 77002
                                 (713) 759-2030

                                WITH A COPY TO:
                                BRIAN D. BARNARD
                             HAYNES AND BOONE, LLP
                                201 MAIN STREET
                                   SUITE 2200
                            FORT WORTH, TEXAS 76132
                                 (817) 347-6600
          (NAME, ADDRESSES AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED
          TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                           CALCULATION OF FILING FEE
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   Transaction Valuation                                Amount of Filing Fee
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
       $44,936,595(1)                                        $8,987.32
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(1)  For purposes of calculating fee only.   The amount assumes the purchase of
     5,446,860 Units of Beneficial Interest of the Trust at $8.25 per Unit.
     The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,987.32
Form or Registration No.: Schedule 14D-1, dated January 20, 1998
Filing Party: San Juan Partners, L.L.C.
Date Filed: January 20, 1998

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         This Amendment No. 2 constitutes the final amendment to the Tender
Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on January 20, 1998, as previously amended, relating to the tender offer by San Juan Partners, L.L.C., a Texas limited liability company (the "Purchaser"), and EnCap Energy Capital Fund III, L.P., a Texas limited partnership, EnCap Energy Acquisition III-B, Inc., a Texas corporation, ECIC Corporation, a Texas corporation, BOCP Energy Partners, L.P., a Texas limited partnership, First Union Investors, Inc. a North Carolina corporation, Andover Group, Inc., a Texas corporation, Charles T. McCord III, O'Sullivan Oil & Gas Company, Inc., a Texas corporation, Christopher P. Scully, Scott W. Smith Funding, L.L.C., a Texas limited liability company, and John V. Whiting to purchase 5,446,860 Units of Beneficial Interest of Burlington Resources Coal Seam Gas Royalty Trust, a Delaware business trust, at $8.25 per Unit, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 20, 1998 and amended through January 22, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). This Amendment No. 2 also amends the Statement on Schedule 13D of the Purchaser and Parents (as defined in the Offer to Purchase) with respect to Units of the Trust. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.


ITEM 10.         ADDITIONAL INFORMATION

         (f) The Offer expired in accordance with its terms at midnight, New York City time, on Tuesday, February 17, 1998.


         Because fewer than the requisite 5,446,860 Units were tendered pursuant to the Offer, the Purchaser is not purchasing any tendered Units in accordance with the terms of the Offer. The Purchaser has instructed the Depositary to return all tendered Units to the tendering Unit holders.

         The full text of a press release, dated February 18, 1998, issued by the Purchaser with respect to the expiration of the Offer is filed herewith at Exhibit (a)(14) and is incorporated herein by reference.

ITEM 11.         MATERIAL TO BE FILED AS EXHIBITS


(a)(14)  --      Press Release, issued by the Purchaser, dated February 18,
                 1998.






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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 18, 1998          SAN JUAN PARTNERS, L.L.C.
     ------------------


                                 By: /s/ C. N. O'Sullivan
                                    -----------------------------------------
                                 Name:   C. N. O'Sullivan
                                 Title:  President - O'Sullivan Oil & Gas
                                         Company, Inc., Manager



                                 ENCAP ENERGY CAPITAL FUND III, L.P.


                                 By: /s/ Robert L. Zorich
                                    -----------------------------------------
                                 Name:   Robert L. Zorich
                                 Title:  Managing Director



                                 ENCAP ENERGY ACQUISITION III-B, INC.


                                 By: /s/ Robert L. Zorich
                                    -----------------------------------------
                                 Name:   Robert L. Zorich
                                 Title:  Managing Director



                                 ECIC CORPORATION


                                 By: /s/ Robert L. Zorich
                                    -----------------------------------------
                                 Name:   Robert L. Zorich
                                 Title:  Managing Director



                                 BOCP ENERGY PARTNERS, L.P.


                                 By: /s/ Robert L. Zorich
                                    -----------------------------------------
                                 Name:   Robert L. Zorich
                                 Title:  Managing Director




                                 FIRST UNION INVESTORS, INC.


                                 By: /s/ Ted A. Gardner
                                    -----------------------------------------
                                 Name:   Ted A. Gardner
                                 Title:  Senior Vice President





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                                 ANDOVER GROUP, INC.



                                 By: /s/ A. John Knapp, Jr.
                                    -----------------------------------------
                                 Name:   A. John Knapp, Jr.
                                 Title:  President



                                 /s/ Charles T. McCord III
                                 --------------------------------------------
                                 Charles T. McCord III



                                 O'SULLIVAN OIL & GAS COMPANY, INC.



                                 By: /s/ C. N. O'Sullivan
                                    -----------------------------------------
                                 Name:   C. N. O'Sullivan
                                 Title:  President



                                 /s/ Christopher P. Scully
                                 --------------------------------------------
                                 Christopher P. Scully



                                 SCOTT W. SMITH FUNDING, L.L.C.



                                 By: /s/ Scott W. Smith
                                    -----------------------------------------
                                 Name:   Scott W. Smith
                                 Title:  Manager



                                 /s/ John V. Whiting
                                 --------------------------------------------
                                 John V. Whiting





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                                 EXHIBIT INDEX

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
EXHIBIT
NUMBER            EXHIBIT NAME
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
(a)(14)    --     Press Release, issued by the Purchaser, dated
                  February 18, 1998.
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